UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated January 8, 2026.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports preliminary 2025 revenues and announces Investor Day

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: January 8, 2026

Pharming Group reports preliminary 2025 revenues and announces Investor Day

Leiden, the Netherlands, January 8, 2026: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) today announced its preliminary, unaudited revenues for the full year 2025 and plans to host a virtual Investor Day on February 3, 2026, at 10:00 am EST (16:00 CET).

Total 2025 revenues are estimated to be approximately US$376 million*, exceeding the upwardly revised guidance range of US$365 to US$375 million provided in November 2025 and representing approximately 27% growth versus 2024. This strong performance reflects continued growth of RUCONEST® and rising demand for Joenja®, driven primarily by patient uptake in the U.S. and supported by ongoing geographic expansion. Full-year 2025 operating expenses are expected to be within the previously communicated range of US$304 to US$308 million, underscoring our commitment to cost discipline. Looking ahead, we anticipate sustained revenue growth and continued advancement of our clinical pipeline in 2026. We plan to report complete fourth quarter and full year 2025 financial results on March 12, 2026.

The Investor Day agenda will include a comprehensive update on our advancing pipeline, including leniolisib in Phase II proof of concept clinical trials for primary immunodeficiencies (PIDs) with immune dysregulation, including Common Variable Immunodeficiency (CVID) with immune dysregulation, as well as KL1333 in a pivotal clinical study (FALCON) for mitochondrial DNA (mtDNA)-driven mitochondrial disease. We will also present our 2026 financial guidance, highlighting anticipated revenue drivers and operating expense expectations.

The program will feature presentations from leading clinical experts:
•Jocelyn Farmer, MD, PhD, Lahey Hospital & Medical Center — an internationally recognized authority on immune dysregulation and CVID
•Amel Karaa, MD, Massachusetts General Hospital, Harvard Medical School — an internationally recognized authority on mitochondrial medicine

These key opinion leaders will discuss the evolving understanding of immune dysregulation in PIDs and the unmet need in mtDNA‑related mitochondrial disease, providing important clinical context for our development programs.

Fabrice Chouraqui, Chief Executive Officer of Pharming, commented:
“We delivered a strong year in 2025, driven by robust demand for our commercial assets and renewed financial discipline. RUCONEST® continued to grow in an increasingly competitive environment, while Joenja® uptake accelerated with rising U.S. patient demand and international expansion. As we enter 2026, we remain focused on advancing our clinical programs for additional PIDs with immune dysregulation and primary mitochondrial disease, while supporting continued growth of our commercial portfolio to drive long-term value creation. We look forward to providing a deeper update on these initiatives and sharing our 2026 financial outlook at our upcoming Investor Day.”

Additional details for the Investor Day, including registration information, will be made available on our website in the coming weeks.

* Preliminary, unaudited revenues. Final results may differ from the estimates provided in this release and will be reported in the Company’s financial results for the fourth quarter and full year 2025, to be published in March 2026.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We are developing and commercializing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, with a significant proportion of its employees based in the U.S.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2024 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Investor Relations
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

Media Relations
Global: Saskia Mehring, Corporate Communications Manager
T: +31 6 28 32 60 41
E: media.relations@pharming.com

U.S.: Ethan Metelenis (Precision AQ on behalf of Pharming)
T: +1 (917) 882-9038

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27